SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2018 CALENDAR

10/25/2018

CALENDAR OF CORPORATE EVENTS
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Polo Petroquímico de Camaçari, Camaçari-BA CEP 42810-000
Website	www.braskem.com.br
Chief Financial Officer (CFO)	Name: Pedro van Langendonck Teixeira de Freitas
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Responsible for Investor Relations Area	Name: Rosana Cristina Avolio
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9531
Fax: +55 11 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia (BA) O Correio da Bahia (BA)

Annual Financial Statement, as of 12/31/2017
EVENT	DATE
Submission by IPE	03/28/2018

Standardized Financial Statement (DFP), as of 12/31/2017
EVENT	DATE
Submission by ENET	03/28/2018

Reference Form for the current fiscal year
EVENT	DATE
Submission to ENET	05/31/2018

Quarterly Financial Statements – ITR
EVENT – Submission by ENET	DATE
Referring to 1st quarter	05/09/2018
Referring to 2nd quarter	08/08/2018
Referring to 3rd quarter	11/12/2018

Annual Shareholders’ Meeting
EVENT	DATE
Submission of the Management Proposal by IPE	03/29/2018
Submission of the Call Notice by IPE	03/29/2018
Annual Shareholders’ Meeting	04/30/2018
Submission of the Minutes of the Annual Shareholders’ Meeting by IPE	04/30/2018

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts in São Paulo - Blue Tree Faria Lima from 11:30 am to 02 p.m. - Av. Brg. Faria Lima, 3989 - Itaim Bibi, São Paulo - SP	11/13/2018

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.